1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater releases its Annual suite of reports, AGM Notice and the No Change Statement
Johannesburg, 22 April 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that its
2020 Integrated Report, Annual Financial Report, Company Financial Statements, the Mineral Resources and
Mineral Reserves supplement, the Notice of Annual General Meeting (AGM) including the Summarised
Financial Report as well as other relevant supplementary documentation, have been released on its website at
https://reports.sibanyestillwater.com/2020/.

The Summarised Financial Report including the Notice of the AGM (NOM) to shareholders will be posted today. Voting arrangements for the AGM are outlined below.

The Group’s auditors Ernst & Young Inc., has audited the 2020 consolidated and company financial statements and its unqualified audit reports, including the details on key audit matters, is open for inspection at the Group’s registered office, together with the underlying 2020 consolidated and company financial statements. The information previously published in the reviewed condensed consolidated provisional financial statements, released on 18 February 2021, has not changed.

All the documents referred to in this release are available at
https://www.sibanyestillwater.com/news-
investors/reports/annual/2020/.

The Group will also file its annual report on Form 20-F for the fiscal year ended 31 December 2020 with the U.S.
Securities and Exchange Commission later today.

Notice of Annual General Meeting
The Company’s AGM for the year ended 31 December 2020 will be held entirely by electronic communication (virtually), on 25 May 2021 at 09:00 (CAT). The AGM will conduct the business as stated in the
NOM, a copy of which can be found on https://www.sibanyestillwater.com/news-investors/reports/annual/.

Sibanye-Stillwater Shareholders who wish to participate electronically in and/or vote at the AGM are required to complete the Electronic Participation Application Form attached to the NOM and email same to
Computershare at proxy@computershare.co.za as soon as possible, but in any event by no later than 09h00 on Friday, 21 May 2021 alternatively, register on www.smartagm.co.za as soon as possible, but in any event by no later than 09h00 on Friday, 21 May 2021.
The AGM will be conducted virtually, and not in person as a result of the ongoing impact of the COVID-19 pandemic and necessity to observe health distancing imperatives and restrictions on gatherings and movement.

The electronic meeting facilities arranged will permit all participants at the AGM to communicate concurrently, without an intermediary, and to participate reasonably effectively in the meeting. Electronic voting will therefore be the only method available for Sibanye-Stillwater Shareholders to vote at the AGM.

Kindly note that, in terms of section 63(1) of the Companies Act, 71 of 2008, AGM participants (including proxies) will be required to provide identification before being entitled to participate in or vote at the AGM as more fully detailed in the NOM. Forms of identification that will be accepted include certified copies of valid identity documents, driver’s licences and passports.

In terms of section 59(1)(a) and (b) of the Act, the record date for the purpose of determining which shareholders are entitled to:
•
receive notice of the AGM (must be registered in the Company’s securities register in order to receive notice of the AGM) was Friday, 16 April 2021
•
participate in and vote at the AGM (being the date on which a shareholder must be registered in the
Company’s securities register in order to participate in and vote at the AGM) is Friday, 14 May 2021. The last day to trade to be eligible to vote is Tuesday 11 May 2021
Investor relations contact:

Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website:
www.sibanyestillwater.com

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-
Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-
Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-
Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility;
operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South
Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.